UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Schedule 13D Under the Securities Exchange Act of 1934
OSI Restaurant Partners, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
67104A101
(CUSIP Number)
Stephen Fraidin, Esq. Kirkland & Ellis LLP 153 East 53rd St New York, NY 10022 (212) 446-4800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 5, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67104A101                     Schedule 13D                               Page 2 of 10
1		NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
ROBERT D. BASHAM
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)
(b)
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions)
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,378,204
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
4,378,204
	10	SHARED DISPOSITIVE POWER
0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,378,204*
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.9%*
14		TYPE OF REPORTING PERSON (See Instructions)
IN
* Does not include 2,100,000 shares of Common Stock of the Issuer beneficially owned by Messrs. Gannon and Sullivan which they have agreed to contribute to Kangaroo Holdings, Inc. pursuant to, and subject to the terms and conditions set forth in, the Letter of Intent, dated November 5, 2006, by and among Kangaroo Holdings, Inc. and Messrs. Basham, Gannon and Sullivan. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Mr. Basham that he is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 67104A101                     Schedule 13D                               Page 3 of 10
1		NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
J. TIMOTHY GANNON
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)
(b)
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions)
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
845,974
	8	SHARED VOTING POWER
347,329
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
1,193,303
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,193,303*
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.6%*
14		TYPE OF REPORTING PERSON (See Instructions)
IN
* Does not include 4,300,000 shares of Common Stock of the Issuer beneficially owned by Messrs. Basham and Sullivan which they have agreed to contribute to Kangaroo Holdings, Inc. pursuant to, and subject to the terms and conditions set forth in, the Letter of Intent, dated November 5, 2006, by and among Kangaroo Holdings, Inc. and Messrs. Basham, Gannon and Sullivan. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Mr. Gannon that he is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 67104A101                     Schedule 13D                               Page 4 of 10
1		NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
CHRIS T. SULLIVAN
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)
(b)
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions)
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,486,395
	8	SHARED VOTING POWER
2,568
	9	SOLE DISPOSITIVE POWER
2,486,395
	10	SHARED DISPOSITIVE POWER
2,568
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,488,963*
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.3% *
14		TYPE OF REPORTING PERSON (See Instructions)
IN
* Does not include 2,800,000 shares of Common Stock of the Issuer beneficially owned by Messrs. Basham and Gannon which they have agreed to contribute to Kangaroo Holdings, Inc. pursuant to, and subject to the terms and conditions set forth in, the Letter of Intent, dated November 5, 2006, by and among Kangaroo Holdings, Inc. and Messrs. Basham, Gannon and Sullivan. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Mr. Sullivan that he is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 67104A101                     Schedule 13D                               Page 5 of 10

Item 1.	Security and Issuer.

This Schedule 13D relates to the shares of common stock, par value $.01 per share (the "OSI Common Stock"), of OSI Restaurant Partners, Inc., a Delaware corporation (the "Issuer"). The principal executive office of the Issuer is located at 2202 North West Shore Boulevard, Suite 500, Tampa, Florida 33607.

Item 2. Identity and Background.

(a), (f)

This Schedule 13D is being filed jointly by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the "Commission") under Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"): (1) Robert D. Basham; (2) J. Timothy Gannon; and (3) Chris T. Sullivan. Collectively, the filing persons are referred to herein as the "Reporting Persons" and, individually, as a "Reporting Person".

Each of the Reporting Persons is a United States citizen.

Each of the Reporting Persons has entered into a Joint Filing Agreement, dated November 15, 2006, under which such persons have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act. A copy of the Joint Filing Agreement is filed herewith as Exhibit A.

Information in this Schedule 13D with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information provided by another Reporting Person.

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act as a result of those matters described in Item 4 below. However, neither the present filing nor anything contained herein shall be construed as an admission that all or any of the Reporting Persons constitute a "group" within the meaning of Rule 13d-5(b) under the Exchange Act. In addition, the Reporting Persons hereby disclaim beneficial ownership of any shares of OSI Common Stock held by the other Reporting Persons. This Schedule 13D will be amended, or one or more additional statements on Schedule 13D will be filed, as necessary and appropriate, to reflect any change in status.

This Schedule 13D amends each statement on Schedule 13G previously filed by a Reporting Person.

(b)

The business address of each of the Reporting Persons is c/o OSI Restaurant Partners, Inc., 2202 North West Shore Boulevard, Suite 500, Tampa, Florida 33607.

(c)

The principal occupation of Mr. Basham is Vice Chairman of the Board of Directors of the Issuer. Mr. Basham also co-founded the Issuer and served as its Chief Operating Officer until March 2005, at which time he resigned as Chief Operating Officer and was appointed Vice Chairman of the Board of Directors. Mr. Basham is a director of MarineMax, Inc., a recreational boat dealer.

The principal occupation of Mr. Gannon is Senior Vice President of the Issuer. Mr. Gannon also co-founded the Issuer and serves as a Director Emeritus.

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    The principal occupation of Mr. Sullivan is Chairman of the Board of Directors of the Issuer, which position he has held since its formation. Mr. Sullivan also co-founded the Issuer and, until March 2005, was its Chief Executive Officer.

(d), (e)

During the last five years, none of the Reporting Persons: (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Each of the Reporting Persons has entered into that certain Letter of Intent (the "Letter of Intent"), dated November 5, 2006, with Kangaroo Holdings, Inc. ("Holdings"), pursuant to which each Reporting Person and Holdings has agreed to work diligently and in good faith to prepare, negotiate and enter into definitive agreements reflecting the terms set forth in the term sheet attached to the Letter of Intent and such other terms as the parties thereto may agree. The terms set forth in the term sheet include, among other things, that each Reporting Person will contribute certain of their shares (approximately 2,500,000 from Mr. Basham, 300,000 from Mr. Gannon and 1,800,000 from Mr. Sullivan) of OSI Common Stock (the "Rollover Shares") to Holdings immediately prior to the consummation of the Merger (as defined in Item 4 below) and in return will receive certain equity interests in Holdings. The Rollover Shares will be cancelled in the Merger; the Reporting Persons will receive the per share Merger Consideration (as defined in Item 4 below) for the balance of their shares of OSI Common Stock. The Reporting Persons and Holdings also have agreed to enter into certain agreements regarding the governance of Holdings and stockholder matters following closing of the Merger.

The information set forth in Item 4 of this Schedule 13D is hereby incorporated in this Item 3 by reference.

Item 4.	Purpose of Transaction.

(a) through (j)

On November 5, 2006, the Reporting Persons entered into the Letter of Intent in connection with the transactions contemplated by the Agreement and Plan of Merger, dated as of November 5, 2006, by and among Holdings, Kangaroo Acquisition, Inc., a Delaware corporation and direct wholly owned subsidiary of Holdings ("Merger Sub"), and the Issuer (the "Merger Agreement") a copy of which is attached to the Issuer's current report on Form 8-K filed with the Commission on November 6, 2006 as Exhibit 2.1. Pursuant to the Merger Agreement, Holdings will acquire 100% of the equity interests of the Issuer through the merger of Merger Sub with and into the Issuer (the "Merger"). Under the terms of the Merger Agreement, each existing share of OSI Common Stock, other than shares held by Holdings or its affiliates, the Rollover Shares described in Item 3 above, treasury shares and dissenting shares, will be converted into the right to receive $40.00 in cash (the "Merger Consideration"). In addition, except as otherwise agreed to by the Issuer, Holdings, Merger Sub and certain members of management of the Issuer, each share of restricted stock will be converted into the right to receive cash in an amount equal to the Merger Consideration, with the cash amount payable in accordance with the original vesting schedule applicable to the converted restricted stock; provided, however, that such cash amount will vest and be paid upon death, disability or termination other than for cause of the grantee. Except as otherwise provided in the Merger Agreement, all outstanding options to acquire shares of OSI Common Stock will vest at the effective time of the Merger and holders of such options will receive an amount in cash equal to the excess, if any, of the Merger Consideration over the exercise price per share subject to the option for each share subject to the option.

CUSIP No. 67104A101                     Schedule 13D                               Page 7 of 10

    Following the consummation of the Merger, the Issuer will be a wholly owned subsidiary of Holdings and shares of OSI Common Stock will be delisted from the New York Stock Exchange and will be deregistered under Section 12(g)(4) of the Exchange Act. Pursuant to the terms of the Merger Agreement, the board of directors of Merger Sub at the effective time of the Merger will become the board of directors of the Issuer and the officers of the Issuer will continue as its officers. Also at the effective time of the Merger, the certificate of incorporation and bylaws of Merger Sub will become the certificate of incorporation and bylaws of the Issuer.

The Merger remains subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, including obtaining certain regulatory approvals and approval of the existing shareholders of the Issuer.

The foregoing description of the Merger Agreement is qualified in its entirety by reference to such agreement.

The information set forth in Item 3 of this Schedule 13D is hereby incorporated in this Item 4 by reference.

Except as set forth in the preceding paragraphs, as of the date hereof, the Reporting Persons do not have any plan or proposal that relates to or would result in the matters described in (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of Issuer.

The following information is based on a total of 74,664,974 shares of OSI Common Stock outstanding as of October 25, 2006, as reported in the Merger Agreement.

(a), (b)

As of the date hereof, the Reporting Persons may be deemed to have beneficial ownership over shares of OSI Common Stock as set forth below, and each such Reporting Person has sole voting and dispositive power with respect to all shares shown as being beneficially owned by him, except as otherwise indicated.

(i) Mr. Basham may be deemed to have beneficial ownership of 4,378,204 shares of OSI Common Stock, or 5.9%, with respect to which Mr. Basham has sole voting power and sole dispositive power over all of such shares. The shares that Mr. Basham may be deemed to beneficially own include 2,886,878 shares owned by RDB Equities, Limited Partnership, a Nevada limited partnership ("RDBLP"). Mr. Basham is a limited partner of RDBLP and the sole member of RDB Equities, LLC, the sole general partner of RDBLP. The shares that Mr. Basham may be deemed to beneficially own also include 1,491,326 shares owned by the Robert D. Basham Revocable Trust of 1992, of which Mr. Basham is the sole beneficiary and trustee.

Mr. Basham may be deemed to have acquired beneficial ownership of 2,100,000 shares of OSI Common Stock, or 2.8%, pursuant to the Letter of Intent. However, such Reporting Person does not have any sole or shared voting or dispositive power with respect to such shares of OSI Common Stock and neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Mr. Basham that he is the beneficial owner of any of the OSI Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 67104A101                     Schedule 13D                               Page 8 of 10

(ii) Mr. Gannon may be deemed to have beneficial ownership of 1,193,303 shares of OSI Common Stock, or 1.6%, with respect to which Mr. Gannon has sole voting power over 845,974 shares, shared voting power over 347,329 and shared dispositive power over all of such shares. All of the shares that Mr. Gannon may be deemed to beneficially own are owned by JTG Equities, Limited Partnership, a Nevada limited partnership ("JTGLP"). Mr. Gannon is a limited partner in JTGLP and the sole member of JTG Equities, LLC, the sole general partner of JTGLP.

Mr. Gannon may be deemed to have acquired beneficial ownership of 4,300,000 shares of OSI Common Stock, or 5.8%, pursuant to the Letter of Intent. However, such Reporting Person does not have any sole or shared voting or dispositive power with respect to such shares of OSI Common Stock and neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Mr. Gannon that he is the beneficial owner of any of the OSI Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(iii) Mr. Sullivan may be deemed to have beneficial ownership of 2,488,963 shares of OSI Common Stock, or 3.3%, with respect to which Mr. Sullivan has sole voting power over 2,486,395, sole dispositive power over 2,486,395, shared voting power over 2,568, and shared dispositive power over 2,568. The shares that Mr. Sullivan may be deemed to beneficially own include 2,459,273 shares owned by CTS Equities, Limited Partnership, a Nevada limited partnership ("CTSLP"). Mr. Sullivan is a limited partner of CTSLP and the sole member of CTS Equities, LLC, the sole general partner of CTSLP. The shares also include 2,568 shares owned by Mr. Sullivan's children for whom Mr. Sullivan serves as custodian.

Mr. Sullivan may be deemed to have acquired beneficial ownership of 2,800,000 shares of OSI Common Stock, or 3.8%, pursuant to the Letter of Intent. However, such Reporting Person does not have any sole or shared voting or dispositive power with respect to such shares of OSI Common Stock and neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Mr. Sullivan that he is the beneficial owner of any of the OSI Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c)

Except as described in Item 3 above, none of the Reporting Persons has effected any transactions in the OSI Common Stock in the 60 days prior to the date of this statement.

(d)

Except as described in this Schedule 13D, no person has the power to direct the receipt of dividends on or the proceeds of sales of, the shares of OSI Common Stock beneficially owned by the Reporting Persons.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer.

Except as described in this Schedule 13D or the Exhibits hereto or, with respect to the Reporting Persons, in their filings pursuant to Section 16 filed prior to the date hereof, none of the Reporting Persons presently have any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer, except that JTGLP has entered into two separate pre-paid forward sales contracts pursuant to which it is obligated to deliver up to 565,303 shares of OSI Common Stock in the aggregate. Upon the termination date of such contracts (March 2, 2007), JTGLP will deliver up to 565,303 shares of OSI Common Stock, based on the closing price of the OSI Common Stock on that date. At the option of JTGLP, it may deliver an amount in cash equal to the value of the OSI Common Stock to be delivered.

CUSIP No. 67104A101                     Schedule 13D                               Page 9 of 10

Item 7.	Material to be filed as Exhibits.

Exhibit A. Joint Filing Agreement, dated November 15, 2006, by and among the Reporting Persons.

    Exhibit B. Power of Attorney to Joseph Kadow from Robert D. Basham, J. Timothy Gannon and Chris T. Sullivan.

CUSIP No. 67104A101                     Schedule 13D                               Page 10 of 10

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 15, 2006

/s/ Robert D. Basham
     ROBERT D. BASHAM

/s/ J. Timothy Gannon
     J. TIMOTHY GANNON

/s/ Chris T. Sullivan
      CHRIS T. SULLIVAN